March 22, 2024

United States Securities

 and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Claudia Rios

Re: Sky Quarry Inc.

Amendment No. 3 to Offering Statement on Form 1-A

File No. 024-12373

Dear Ms. Rios:

The following correspondence is being provided on behalf of Sky Quarry Inc. (the “Company”) regarding the above-listed Offering Statement on Form 1-A (the “Offering Statement”).

Concurrently with the submission of this response letter, the Company has filed an Amendment No. 3 to the Offering Statement.

The latest Offering Statement has been modified to include 4,852,224 shares of common stock underlying the exercise of warrants (the “Investor Warrants”). The Investor Warrants were originally sold pursuant to a Regulation A Offering Circular dated January 11, 2022 and qualified on January 28, 2022 (that offering terminated on January 28, 2023) and are being registered by means of this Offering Circular for the offering. The Investor Warrants will have been exchanged for an identical warrant except for a thirty (30) day period of time during which the exercise price will be $4.50 instead of $7.50. The Company will not receive any proceeds from the sale of the shares of common stock underlying the exercise of the Investor Warrants.

Thank you for your time and attention to this matter.

Sincerely,

/s/ Brian A. Lebrecht

Clyde Snow & Sessions, PC